SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Emulex Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

292475209
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

3,124,149

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,124,149

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,124,149

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.48%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,801,778

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,801,778

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,801,778

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.47%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,801,778

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,801,778

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,801,778

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.47%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D reflects the beneficial ownership of the Reporting Persons (as defined below) as of November 21, 2012.

ITEM 1.Security and Issuer.

This statement relates to the shares of common stock, $.01 par value (the "Common Stock"), of Emulex Corporation (the "Issuer").  The Issuer's principal executive office is located at 3333 Susan Street, Costa Mesa, California 92626.

ITEM 2. Identity and Background.

(a)-(c)This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons").  Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International.  EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

(d) and (e)During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Singer is a citizen of the United States of America.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$22,986,879
Elliott International Working Capital	$42,688,432

ITEM 4.Purpose of Transaction.

        Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International’s acquisition of beneficial ownership of Common Stock.

      Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

      From time to time the Reporting Persons may express their views to management, the Board of Directors of the Issuer, other shareholders or third parties regarding the Issuer or its securities.  The Reporting Persons may also formulate positions, plans or make proposals with respect to the Issuer.

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 3,124,129 shares of Common Stock, which constitute 3.48% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 5,801,778 shares of Common Stock, which constitute 6.47% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 8,925,927 shares of Common Stock constituting 9.96% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott (through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott) and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") with respect to 50,750 and 94,250 shares of Common Stock of the Issuer, respectively (representing an economic interest in 0.06% and 0.11% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic equivalent of an interest in 0.16% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 23, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Compuware Corporation dated November 23, 2012 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  November 23, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
21-Nov-2012	Common Stock	(30,075)	6.648000
21-Nov-2012	Common Stock	(16,221)	6.625700
20-Nov-2012	Common Stock	(11,738)	6.788100
20-Nov-2012	Common Stock	(87,505)	6.733100
19-Nov-2012	Common Stock	20,514	6.482700
19-Nov-2012	Common Stock	384	6.540000
16-Nov-2012	Common Stock	17,500	6.481600
16-Nov-2012	Common Stock	14,490	6.317200
15-Nov-2012	Common Stock	52,500	6.513800
14-Nov-2012	Common Stock	52,500	6.602200
13-Nov-2012	Common Stock	88,867	6.506000
13-Nov-2012	Common Stock	5,530	6.539900
12-Nov-2012	Common Stock	87,500	6.617100
12-Nov-2012	Common Stock	17,500	6.550000
09-Nov-2012	Common Stock	8,750	6.690000
09-Nov-2012	Common Stock	25,375	6.690000
09-Nov-2012	Common Stock	15,666	6.659200
08-Nov-2012	Common Stock	52,500	6.795800
08-Nov-2012	Common Stock	17,500	6.739900
07-Nov-2012	Common Stock	55,766	6.833800
06-Nov-2012	Common Stock	17,578	7.080000
05-Nov-2012	Common Stock	350	6.904000
02-Nov-2012	Common Stock	25,073	6.930300
01-Nov-2012	Common Stock	17,183	6.941400
01-Nov-2012	Common Stock	735	7.049500
31-Oct-2012	Common Stock	148,750	7.020500
31-Oct-2012	Common Stock	26,250	6.954800
26-Oct-2012	Common Stock	47,874	6.823800
26-Oct-2012	Common Stock	8,750	7.042500
25-Oct-2012	Common Stock	3,048	6.293900
24-Oct-2012	Common Stock	28,875	6.372000
19-Oct-2012	Common Stock	23,625	6.491700
19-Oct-2012	Common Stock	17,500	6.500000
18-Oct-2012	Common Stock	15,015	6.691100
18-Oct-2012	Common Stock	26,250	6.664900
17-Oct-2012	Common Stock	2,485	6.870000
11-Oct-2012	Common Stock	23,622	6.960000
10-Oct-2012	Common Stock	17,500	6.869900

10-Oct-2012	Common Stock	2,450	6.849900
09-Oct-2012	Common Stock	13,475	6.942700
09-Oct-2012	Common Stock	6,650	7.020700
09-Oct-2012	Common Stock	57,190	6.970500
08-Oct-2012	Common Stock	3,850	7.011500
08-Oct-2012	Common Stock	23,910	6.993400
05-Oct-2012	Common Stock	9,036	6.983100
05-Oct-2012	Common Stock	12,198	7.040000
05-Oct-2012	Common Stock	35,140	7.045200
04-Oct-2012	Common Stock	218,751	6.868700
04-Oct-2012	Common Stock	61,251	6.835200
04-Oct-2012	Common Stock	35,280	6.891100
03-Oct-2012	Common Stock	49,069	7.256400
02-Oct-2012	Common Stock	70,350	7.333700
01-Oct-2012	Common Stock	41,251	7.361300
28-Sep-2012	Common Stock	180,850	7.140200
27-Sep-2012	Common Stock	4,413	7.200000
25-Sep-2012	Common Stock	(8,750)	7.601200

All of the above transactions were effected on the open market, except as otherwise noted.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
21-Nov-2012	Common Stock	(56,042)	6.648000
21-Nov-2012	Common Stock	(30,126)	6.625700
20-Nov-2012	Common Stock	(21,798)	6.788100
20-Nov-2012	Common Stock	(162,495)	6.733100
19-Nov-2012	Common Stock	38,086	6.482700
19-Nov-2012	Common Stock	709	6.540000
16-Nov-2012	Common Stock	32,500	6.481600
16-Nov-2012	Common Stock	26,910	6.317200
15-Nov-2012	Common Stock	97,500	6.513800
14-Nov-2012	Common Stock	97,500	6.602200
13-Nov-2012	Common Stock	165,040	6.506000
13-Nov-2012	Common Stock	10,270	6.539900
12-Nov-2012	Common Stock	162,500	6.617100
12-Nov-2012	Common Stock	32,500	6.550000
09-Nov-2012	Common Stock	16,250	6.690000
09-Nov-2012	Common Stock	47,125	6.690000
09-Nov-2012	Common Stock	29,093	6.659200
08-Nov-2012	Common Stock	97,500	6.795800
08-Nov-2012	Common Stock	32,500	6.739900

07-Nov-2012	Common Stock	103,565	6.833800
06-Nov-2012	Common Stock	32,645	7.080000
05-Nov-2012	Common Stock	650	6.904000
02-Nov-2012	Common Stock	46,565	6.930300
01-Nov-2012	Common Stock	31,910	6.941400
01-Nov-2012	Common Stock	1,365	7.049500
31-Oct-2012	Common Stock	276,250	7.020500
31-Oct-2012	Common Stock	48,750	6.954800
26-Oct-2012	Common Stock	88,899	6.823800
26-Oct-2012	Common Stock	16,250	7.042500
25-Oct-2012	Common Stock	5,662	6.293900
24-Oct-2012	Common Stock	53,625	6.372000
19-Oct-2012	Common Stock	43,875	6.491700
19-Oct-2012	Common Stock	32,500	6.500000
18-Oct-2012	Common Stock	27,885	6.691100
18-Oct-2012	Common Stock	48,750	6.664900
17-Oct-2012	Common Stock	4,615	6.870000
11-Oct-2012	Common Stock	43,871	6.960000
10-Oct-2012	Common Stock	32,500	6.869900
10-Oct-2012	Common Stock	4,550	6.849900
09-Oct-2012	Common Stock	25,025	6.942700
09-Oct-2012	Common Stock	12,391	7.020700
09-Oct-2012	Common Stock	106,210	6.970500
08-Oct-2012	Common Stock	7,150	7.011500
08-Oct-2012	Common Stock	44,404	6.993400
05-Oct-2012	Common Stock	16,782	6.983100
05-Oct-2012	Common Stock	22,654	7.040000
05-Oct-2012	Common Stock	65,260	7.045200
04-Oct-2012	Common Stock	406,249	6.868700
04-Oct-2012	Common Stock	113,749	6.835200
04-Oct-2012	Common Stock	65,520	6.891100
03-Oct-2012	Common Stock	91,129	7.256400
02-Oct-2012	Common Stock	130,650	7.333700
01-Oct-2012	Common Stock	76,609	7.361300
28-Sep-2012	Common Stock	335,864	7.140200
27-Sep-2012	Common Stock	8,197	7.200000
25-Sep-2012	Common Stock	(16,250)	7.601200

All of the above transactions were effected on the open market.